Form 20-F
period 2008-12-31
China Fortune Acquisition Corp.
filed 2009-06-30
CIK 1376110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008.
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 11,968,750 ordinary shares, par value US$0.0001 per share, as of December 31, 2008.

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
Yes ☑   No ☐

 TABLE OF CONTENTS

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us” or “our company” refer to China Fortune Acquisition Corp.;

•	“China” or the “PRC” refer to the People’s Republic of China as well as the Hong Kong Special Administrative Region and the Macau Special Administrative Region, but does not include Taiwan;

•	“shares” or “ordinary shares” refers to our ordinary shares; and

•	all references to “RMB” or “Renminbi” are to the legal currency of China; all references to “$,” “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States,

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

PART I

ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

  Not Applicable.

ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

  Not Applicable.

ITEM 3.           KEY INFORMATION

A. Selected Financial Data

Selected Financial Data

The selected financial information set forth below has been derived from our audited financial statements for the period from August 18, 2006 (date of inception) to December 31, 2008. The information is only a summary and should be read in conjunction with our audited financial statements and notes thereto contained elsewhere herein. The financial results should not be construed as indicative of financial results for subsequent periods.  See “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.”

Selected Financial Data
(Expressed in United States Dollars)

		Fiscal Years ended
		December 31,
	2006	2007	2008
Statement of Operations Data:
Investment income	-	964,752	840,178

Formation costs and operating expenses	4,686	119,252	995,491

Net income (loss) before income taxes	(4,686)	(845,500)	(155,313)

Provision for income taxes	-	-

Net income (loss)	(4,686)	(845,500)	(155,313)

Weighted average shares outstanding	2,310,268	6,615,668	9,504,587

Basic and diluted net income (loss) per share	(0.00)	0.13	(0.02)

	2007	2008
Consolidate Balance Sheet Data as of December 31, 2007 and 2008:
Cash and cash equivalents	1,281,727	210,286
Total assets	74,755,021	74,607,857
Total current liabilities	1,883,102	1,891,250
Total shareholders’ equity	50,870,001	50,462,636

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

If we are unable to complete a business combination and are forced to liquidate our assets, the per-share liquidation distribution will be less than $8.00 because of the expenses incurred in our initial public offering, our general and administrative expenses and the costs of seeking a business combination.  Furthermore, there will be no distribution with respect to our outstanding warrants which will expire worthless if we liquidate before the completion of a business combination.

Because there are numerous companies with a business plan similar to ours seeking to effectuate a business combination, including companies seeking to consummate a business combination with companies in China,  it may be more difficult for us to do so.

There are numerous similarly structured blank check companies which have completed initial public offerings with business plans similar to ours and there are a number of additional offerings for blank check companies that are still in the registration process but have not completed initial public offerings. Although some of those companies must complete a business combination in specific industries, a number of them may consummate a business combination in any industry they choose. Therefore, we may be subject to competition from these and other companies seeking to consummate a business plan similar to ours. Because of this competition, we cannot assure you that we will be able to effectuate a business combination within the required time periods.

If third parties bring claims against us, the proceeds held in trust could be reduced and the per-share liquidation price received by shareholders will be less than $7.91 per share.

As of December 31, 2008, the per-share liquidation price of the funds held in trust was $7.91.   Our placing of funds in trust may not protect those funds from third party claims against us. Although we will attempt to have all vendors and service providers we engage and prospective target businesses we negotiate with, execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements.  Nor is there any guarantee that, even if such entities execute such agreements with us, they will not seek recourse against the trust account. A court could also conclude that such agreements are not legally enforceable.  Accordingly, the proceeds held in trust could be subject to claims which could take priority over those of our public shareholders.  If we liquidate before the completion of a business combination and distribute the proceeds held in trust to our public shareholders, our officers and directors have agreed that they will be jointly and severally liable (on a pro rata basis relative to the number of initial shares owned by them prior to the completion of the initial public offering) to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us. There can be no assurance that they will be able to satisfy any indemnification obligations that may arise.  Therefore, we cannot assure you that the per-share distribution from the trust fund, if we liquidate, will not be less than $7.91, plus interest then held in the trust fund, due to such claims.

Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, we cannot assure you we will be able to return to our public shareholders at least $7.91 per share.

We must complete a business combination prior to July 23,  2009 or our  corporate existence will cease; our shareholders may be held liable for claims brought  against us  by third parties to the extent of distributions received by them.

Our memorandum and articles of association provide that we will continue in existence only until July 23, 2009.   If we have not completed a business combination by that date and amended this provision in connection thereto, our corporate existence will cease except for the purposes of winding up our affairs and dissolving.  As a result, this has the same effect as if we had formally went through a voluntary liquidation procedure under the Companies Law (2004 Revision) of the Cayman Islands (the “Companies Law”).  In  a voluntary liquidation situation under the Companies Law, a liquidator would give at least 21 days’ notice to creditors of his intention to make a distribution by notifying known creditors (if any) who have not submitted claims and by placing a public advertisement in the Cayman Islands Official Gazette (although in practice this notice requirement need not necessarily delay the distribution of assets as the liquidator may be satisfied that no creditors would be adversely affected as a consequence of a distribution before this time period has expired). As soon as the affairs of the company are fully wound-up, the liquidator must lay his final report and accounts before a final general meeting which must be called by a public notice at least one month before it takes place.  After the final meeting, the liquidator must make a return to the Registrar confirming the date on which the meeting was held and three months after the date of the filing of the return the company is dissolved.  In the case of a full voluntary liquidation procedure, any liability of shareholders with respect to a liquidating distribution would be barred if creditors miss the deadline for submitting claims.  However, it is our intention to liquidate the trust account to our public shareholders as soon as reasonably possible and our directors and officers have agreed to take any such action necessary to dissolve our company and liquidate the trust account as soon as reasonably practicable if we do not complete a business combination by July 23, 2009.  Pursuant to our articles of association, failure to consummate a business combination by July 23, 2009 will trigger an automatic winding up of the company. As such, our shareholders could potentially be liable for any claims to the extent of distributions received by them pursuant to this process and any liability of our shareholders may extend beyond the date of such dissolution.  Accordingly, we cannot assure you that third parties will not seek to recover from our shareholders amounts owed to them by us.

An effective registration statement must be in place when an investor desires to exercise warrants and if one is not in place such warrants will be practically worthless.

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

An investor will only be able to exercise a warrant if the issuance of ordinary shares upon such exercise has been registered or qualified or is deemed exempt under the securities (or “blue sky”) laws of the state of residence of the holder of the warrants.

No public warrants will be exercisable and we will not be obligated to issue ordinary shares unless the ordinary shares issuable upon such exercise has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants.  Because the exemptions from qualification in certain states for resales of warrants and for issuances of ordinary shares by the issuer upon exercise of a warrant may be different, a warrant may be held by a holder in a state where an exemption is not available for issuance of ordinary shares upon an exercise and the holder will be precluded from exercise of the warrant.  At the time that the warrants become exercisable (following our completion of a business combination), we expect to become listed on a national securities exchange, which would provide an exemption from registration in every state.  Accordingly, we believe holders in every state will be able to exercise their warrants as long as our prospectus relating to the ordinary shares issuable upon exercise of the warrants is current. However, we cannot assure you of this fact. As a result, the public warrants may be deprived of any value, the market for such warrants may be limited and the holders of such warrants may not be able to exercise their warrants if the ordinary shares issuable upon such exercise are not qualified or exempt from qualification in the jurisdictions in which the holders of such warrants reside.

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

Our memorandum and articles of association authorize the issuance of up to 30,000,000 ordinary shares, par value $.0001 per share, and 1,000,000 preferred shares, par value $.0001 per share. There are currently 7,606,250 authorized but unissued ordinary shares available for issuance (after appropriate reservation for the issuance of the shares upon full exercise of our outstanding warrants and the unit purchase option granted to EarlyBirdCapital) and all of the 1,000,000 preferred shares available for issuance. Although we have no commitment as of this date, we are likely to issue a substantial number of additional ordinary or preferred shares, or a combination of common and preferred shares, to complete a business combination.   The issuance of additional ordinary shares or any number of shares of our preferred shares:

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

All of our officers and directors own ordinary shares issued prior to the IPO and Bo Yu, our chairman of the board and chief executive officer, purchased units simultaneously with the consummation of our IPO. These securities will not participate in liquidation distributions. Therefore, our officers and directors may have a conflict of interest in determining whether a particular target business is appropriate for a business combination.

All of our officers and directors own ordinary shares that were issued prior to our IPO and Bo Yu, our chairman of the board and chief executive officer, purchased insider units upon consummation of the IPO.  These individuals have waived their right to receive distributions upon our liquidation with respect to their initial shares and the shares included within the insider units if we are unable to consummate a business combination. The shares acquired prior to the IPO, as well as the shares included in the insider units, the warrants included in the insider units and any warrants purchased by our officers or directors in the aftermarket will be worthless if we do not consummate a business combination. The personal and financial interests of our directors and officers may influence their motivation in timely identifying and selecting a target business and completing a business combination. Consequently, our directors’ and officers’ discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in our shareholders’ best interest.

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

Although we believe that the net proceeds of the IPO will be sufficient to allow us to consummate a business combination, because we have not yet identified any prospective target business, we cannot ascertain the capital requirements for any particular transaction. If the net proceeds of the IPO prove to be insufficient, either because of the size of the business combination, the depletion of the available net proceeds in search of a target business, or the obligation to convert into cash a significant number of shares from dissenting shareholders, we will be required to seek additional financing. We cannot assure you that such financing will be available on acceptable terms, if at all.  To the extent that additional financing proves to be unavailable when needed to consummate a particular business combination, we would be compelled to either restructure the transaction or abandon that particular business combination and seek an alternative target business candidate.   In addition, if we consummate a business combination, we may require additional financing to fund the operations or growth of the target business. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the target business.   None of our officers, directors or shareholders is required to provide any financing to us in connection with or after a business combination.

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

EarlyBirdCapital, Inc. acted as the managing underwriter for the IPO.  The securities sold in the offering were registered under the Securities Act of 1933 pursuant to a registration statement on Form F-1 (No. 333-137797). The Securities and Exchange Commission, or the SEC, declared the registration statement effective on July 17, 2007.  Our units began trading on the Over-the-Bulletin Board on August 8, 2007.

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

$70,375,000 of the proceeds of the offering plus the $2,000,000 we received from the sale of the insider units (for an aggregate of $72,375,000 or $7.72 per unit sold to the public in the offering) was placed in a trust account at Lehman Brothers, maintained by Continental Stock Transfer & Trust Company, acting as trustee.  These proceeds will not be released until the earlier of the completion of a business combination and our liquidation. Therefore, unless and until a business combination is consummated, the proceeds held in the trust account will not be available for our use for any expenses which we may incur related to the investigation and selection of a target business and the negotiation of an agreement to acquire a target business.  These expenses may be paid prior to a business combination only from the net proceeds of the initial public offering not held in the trust account.

The  trust account amount includes $1,875,000 of underwriting discounts and commissions payable to the underwriters in the offering.  The underwriters have agreed that such amount will not be paid unless and until we consummate a business combination.

At the closing of the IPO the total net proceeds were $71,840,000 ($70,375,000 of which were placed in trust and the remaining $1,465,000 of the net proceeds were not placed in trust).

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

We are not presently engaged in, and we will not engage in, any substantive commercial business until we consummate a business combination. We intend to utilize our cash, including the funds held in the trust fund, capital stock, debt or a combination of the foregoing in effecting a business combination. Although substantially all of the net proceeds of our IPO are intended to be generally applied toward effecting a business combination, the proceeds are not otherwise being designated for any more specific purposes. Accordingly, investors invested  in us without an opportunity to evaluate the specific merits or risks of any one or more business combinations.  A business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital but which desires to establish a public trading market for its shares, while avoiding what it may deem to be adverse consequences of undertaking a public offering itself.  These include time delays, significant expense, loss of voting control and compliance with various federal and state securities laws. In the alternative, we may seek to consummate a business combination with a company that may be financially unstable or in its early stages of development or growth.

Opportunities in China

Opportunities for market expansion have emerged for businesses with operations in China due to certain changes in the PRC’s political, economic and social policies as well as certain fundamental changes affecting the PRC and its neighboring countries. We believe that China represents both a favorable environment for making acquisitions and an attractive operating environment for a target business for several reasons, including:

•
prolonged economic expansion within China, including gross domestic product growth of approximately 9% on average over the last 25 years, including 9.5% in 2004, 9.9% in 2005, 10.7% in 2006, 11.4 % in 2007,  9% in 2008 with a projected rate of 7.7% for 2009 (National Bureau of Statistics of China);

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

Government regulations

Government regulations relating to foreign exchange controls

The principal regulation governing foreign exchange in China is the Foreign Currency Administration Rules (IPPS), as amended. Under these rules, the Renminbi, China’s currency, is freely redeemable for trade and service related foreign exchange transactions (such as normal purchases and sales of goods and services from providers in foreign countries), but not for direct investment, loan or investment in securities outside of China unless the prior approval of the State Administration for Foreign Exchange (“SAFE”) of China is obtained. Foreign investment enterprises (“FIEs”) are required to apply to the SAFE for “Foreign Exchange Registration Certificates for FIEs.” Following a business combination, involving a change of equity ownership of a PRC operating entity or through contractual arrangements with a PRC operating entity, our subsidiary will likely be an FIE as a result of our ownership structure. With such registration certificates, which need to be renewed annually, FIEs are allowed to open foreign currency accounts including a “basic account” and “capital account.” Currency translation within the scope of the “basic account,” such as remittance of foreign currencies for payment of dividends, can be effected without requiring the approval of the SAFE. However, redemption of currency in the “capital account,” including capital items such as direct investment, loans and securities, still require approval of the SAFE. This prior approval may delay or impair our ability to operate following a business combination. On November 21, 2005, the SAFE issued Circular No. 75 on “Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles.” Circular No. 75 confirms that the use of offshore special purpose vehicles as holding companies for PRC investments are permitted as long as proper foreign exchange registrations are made with the SAFE.

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

Effecting a Business Combination

Sources of Target Businesses

We anticipate that target business candidates will be brought to our attention from various unaffiliated sources, including investment bankers, venture capital funds, private equity funds, leveraged buyout funds, management buyout funds and other members of the financial community.  Target businesses may be brought to our attention by these unaffiliated sources as a result of being solicited by us through calls or mailings.  These sources may also introduce us to target businesses they think we may be interested in on an unsolicited basis, since many of these sources will have read this prospectus and know what types of businesses we are targeting.

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

Although we do not presently anticipate engaging the services of professional firms or other individuals that specialize in business acquisitions on any formal basis, we may engage these firms or other individuals in the future, in which event we may pay a finder’s fee, consulting fee or other compensation to be determined in an arm’s length negotiation based on the terms of the transaction. In no event, however, will any of our existing officers, directors, shareholders, special advisors or any entity with which they are affiliated, be paid any finder’s fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the consummation of a business combination (regardless of the type of transaction that it is).  If we determine to enter into a business combination with a target business that is affiliated with our officers, directors, special advisors or shareholders, we would do so only if we obtained an opinion from an independent investment banking firm that the business combination is fair to our unaffiliated shareholders from a financial point of view.

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

Fair Market Value of Target Business

The target business that we acquire, or acquire control of, must have a fair market value equal to at least 80% of our net assets at the time of such acquisition, although we may acquire a target business whose fair market value significantly exceeds 80% of our net assets.  In order to consummate such an acquisition, we may issue a significant amount of our debt or equity securities to the sellers of such businesses and/or seek to raise additional funds through a private offering of debt or equity securities. Since we have no specific business combination under consideration, we have not entered into any such fund raising arrangement and have no current intention of doing so. The fair market value of the target will be determined by our board of directors based upon one or more standards generally accepted by the financial community (such as actual and potential sales, earnings, cash flow and/or book value). If our board is not able to independently determine that the target business has a sufficient fair market value, we will obtain an opinion from an unaffiliated, independent investment banking firm with respect to the satisfaction of such criteria. We are not required to obtain an opinion from an investment banking firm as to the fair market value if our board of directors independently determines that the target business complies with the 80% threshold.

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

•	result in our dependency on the development or market acceptance of a single or limited number of products, processes or services.

If we determine to simultaneously acquire several businesses and such businesses are owned by different sellers, we will need for each of these sellers to agree that our purchase of its business is contingent on the simultaneous closings of the other acquisitions, which may make it more difficult for us, and delay our ability, to complete the business combination. With multiple acquisitions, we could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence investigations (if there are multiple sellers) and the additional risks associated with the subsequent assimilation of the operations and services or products of the acquired companies in a single operating business.

Limited Ability to Evaluate the Target Business’ Management

Although we intend to scrutinize the management of a prospective target business when evaluating the desirability of effecting a business combination, we cannot assure you that our assessment of the target business’ management will prove to be correct.  In addition, we cannot assure you that the future management will have the necessary skills, qualifications or abilities to manage a public company. Furthermore, the future role of our officers and directors, if any, in the target business following a business combination cannot presently be stated with any certainty. While it is possible that each of our executive officers could remain in a senior management or advisory position with us following a business combination, it is unlikely that they will devote their full time efforts to our affairs subsequent to a business combination.  Moreover, they would only be able to remain with the company after the consummation of a business combination if they are able to negotiate employment or consulting agreements in connection with the business combination. These negotiations would take place simultaneously with the negotiation of the business combination and could provide for them to receive compensation in the form of cash payments and/or our securities for services they would render to the company after the consummation of the business combination.   While the personal and financial interests of our executive officers may influence their motivation in identifying and selecting a target business, their ability to remain with the company after the consummation of a business combination will not be the determining factor in our decision as to whether or not we will proceed with any potential business combination. Additionally, we cannot assure you that our officers and directors will have significant experience or knowledge relating to the operations of the particular target business.

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

In connection with the vote required for any business combination, all of our existing shareholders, including all of our officers and directors, have agreed to vote their respective initial shares in accordance with the majority of the ordinary shares voted by the public shareholders. This voting arrangement shall not apply to shares included in units purchased in the initial public offering or purchased after the offering in the aftermarket by any of our existing shareholders, officers and directors. Accordingly, they may vote these shares on a proposed business combination any way they choose.  We will proceed with the business combination only if a majority of the ordinary shares voted by the public shareholders are voted in favor of the business combination and public shareholders owning less than 30% of the shares sold in the offering both exercise their conversion rights and vote against the business combination.

Conversion Rights

At the time we seek shareholder approval of any business combination, we will offer each public shareholder the right to have such shareholder’s ordinary shares converted to cash if the shareholder votes against the business combination and the business combination is approved and completed.  Our existing shareholders will not have such conversion rights with respect to any ordinary shares owned by them, directly or indirectly, whether included in their initial shares, in the insider units or purchased by them in the IPO or in the aftermarket (nor will they seek appraisal rights with respect to such shares if appraisal rights would be available to them).  The actual per-share conversion price will be equal to the amount in the trust account, inclusive of any interest (calculated as of two business days prior to the consummation of the proposed business combination), divided by the number of shares sold in the IPO.  At December 31, 2008, the per-share conversion price would be $7.91, or $0.09 less than the per-unit offering price of $8.00.

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

Any request for conversion, once made, may be withdrawn at any time prior to time the vote is taken with respect to the proposed business combination.  Furthermore, if a shareholder delivered his certificate for conversion and subsequently decided prior to the meeting not to elect conversion, he may simply request that the transfer agent return the certificate (physically or electronically). We anticipate that the funds to be distributed to shareholders entitled to convert their shares who elect conversion will be distributed promptly after completion of a business combination.  Public shareholders who convert their stock into their share of the trust account still have the right to exercise any warrants they still hold.

If a vote on our initial business combination is held and the business combination is not approved, we may continue to try to consummate a business combination with a different target until July 23, 2009 (24 months from the completion of our IPO).  If the initial business combination is not approved or completed for any reason, then public shareholders voting against our initial business combination who exercised their conversion rights would not be entitled to convert their ordinary shares into a pro rata share of the aggregate amount then on deposit in the trust account.   In such case, if we have required public shareholders to tender their certificates prior to the meeting, we will promptly return such certificates to the tendering public shareholder.  Public shareholders would be entitled to receive their pro rata share of the aggregate amount on deposit in the trust account only in the event that the initial business combination they voted against was duly approved and subsequently completed, or in connection with our liquidation.

We will not complete any business combination if public shareholders, owning 30% or more of the shares sold in the initial public offering, both vote against the business combination and exercise their conversion rights.  Accordingly, it is our understanding and intention in every case to structure and consummate a business combination in which public shareholders owning 29.99% of the shares sold in the initial public offering may exercise their conversion rights and the business combination will still go forward.   We have set the conversion percentage to 30% in order to reduce the likelihood that a small group of investors holding a block of our stock will be able to stop us from completing a business combination that is otherwise approved by a large majority of our public shareholders.

Automatic Dissolution and Subsequent Liquidation If No Business Combination prior to July 23, 2009

Our memorandum and articles of association provide that we will continue in existence only until July 23, 2009.   This provision may not be amended except in connection with the consummation of a business combination.   If we have not completed a business combination by such date, it will trigger our automatic dissolution.  This has the same effect as if our board of directors and shareholders had formally voted to approve our voluntary winding up and dissolution and formally began a voluntary winding up procedure under the Companies Law.  Accordingly, no vote is required from our shareholders to commence such a voluntary winding up and dissolution.  We view this provision terminating our corporate life by July 23, 2009 as an obligation to our shareholders and will not take any action to amend or waive this provision to allow us to survive for a longer period of time except in connection with the consummation of a business combination.

Under the Companies Law, in the case of a full voluntary liquidation procedure, a liquidator would give at least 21 days’ notice to creditors of his intention to make a distribution by notifying known creditors (if any) who have not submitted claims and by placing a public advertisement in the Cayman Islands Official Gazette, although in practice this notice requirement need not necessarily delay the distribution of assets as the liquidator may be satisfied that no creditors would be adversely affected as a consequence of a distribution before this time period has expired.  We anticipate that the trust account would be liquidated shortly following the expiration of the 21 day period.  As soon as the affairs of the company are fully wound-up, the liquidator must lay his final report and accounts before a final general meeting which must be called by a public notice at least one month before it takes place.  After the final meeting, the liquidator must make a return to the Registrar confirming the date on which the meeting was held and three months after the date of such filing the company is dissolved.

If we are unable to complete a business combination by July 23, 2009, we will distribute to all of our public shareholders, in proportion to their respective equity interests, an aggregate sum equal to the amount in the trust account, inclusive of any interest, plus any remaining net assets (subject to our obligations under Cayman Islands law to provide for claims of creditors).  We would expect to notify the trustee of the trust account to begin liquidating such assets promptly after expiration of the 21 day period and anticipate it will take no more than 10 business days to effectuate such distribution. Our initial shareholders have waived their rights to participate in any liquidation distribution with respect to their initial shares and the shares included within the insider units.  There will be no distribution from the trust account with respect to our warrants which will expire worthless. We will pay the costs of liquidation from our remaining assets outside of the trust fund.  If such funds are insufficient, our initial shareholders have contractually agreed to advance us the funds necessary to complete such liquidation (currently anticipated to be no more than $15,000) and have contractually agreed not to seek repayment of such expenses.

If we were to expend all of the net proceeds of the IPO, other than the proceeds deposited in the trust account, and taking into account interest, if any, earned on the trust account, the per-share liquidation price, as of December 31, 2008, would be $7.91or $0.09 less than the per-unit offering price of $8.00. The proceeds deposited in the trust account could, however, become subject to the claims of our creditors (which could include vendors and service providers we have engaged to assist us in any way in connection with our search for a target business and that are owed money by us, as well as target businesses themselves) which could have higher priority than the claims of our public shareholders.  Our officers and directors have agreed, pursuant to agreements with us and EarlyBirdCapital that, if we liquidate prior to the consummation of a business combination, they will be personally liable (on a pro rata basis relative to the number of initial shares owned by them prior to the completion of the offering) to pay debts and obligations to target businesses or vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us in excess of the net proceeds of the IPO not held in the trust account.    However, if our officers and directors do not satisfy those obligations the actual per-share liquidation price could be less than $7.91, plus interest, due to claims of creditors.

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

If we are unable to consummate a transaction by July 23, 2009, our purpose and powers will be limited to dissolving, liquidating and winding up.  On notice from us, the trustee of the trust account will liquidate the investments constituting the trust account and will turn over the proceeds to our transfer agent for distribution to our public shareholders as part of our plan of distribution and dissolution.  Concurrently, we shall pay, or reserve for payment, from funds not held in trust, our liabilities and obligations, although we cannot assure you that there will be sufficient funds for such purpose.  If there are insufficient funds held outside the trust account for such purpose, our directors and officers have agreed to indemnify us for all claims of creditors to the extent we do not obtain valid and enforceable waivers from such entities in order to protect the amounts held in trust.  We cannot assure you that they will be able to satisfy their indemnification obligations if required to.  As a result, if we liquidate, the per-share distribution from the trust fund could be less than $7.91 due to claims or potential claims of creditors.

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

Competition for Target Business

In identifying, evaluating and selecting a target business, we may encounter intense competition from other entities having a business objective similar to ours.  There are numerous blank check companies that have completed initial public offerings that are seeking to carry out a business plan similar to ours. In addition, we may be subject to competition from entities other than blank check companies that have a business objective similar to ours, including venture capital firms, leverage buyout firms and operating businesses looking to expand their operations through the acquisition of a target business.  Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Many of these competitors possess greater technical, human and other resources than us and our financial resources will be relatively limited when contrasted with those of many of these competitors. While we believe there may be numerous potential target businesses that we could acquire with the net proceeds of the IPO, our ability to compete in acquiring certain sizable target businesses will be limited by our available financial resources.  This inherent competitive limitation gives others an advantage in pursuing the acquisition of a target business. Further, the following may not be viewed favorably by certain target businesses:

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

Periodic Reporting and Audited Financial Statements

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934, as amended, regarding proxy statements.  In addition, we will not be required under the Exchange Act to file current reports with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.  However, we have agreed with the representatives of the underwriters that for the period ending upon our liquidation or the consummation of our initial business combination, in connection with any proposed business combination, we will deliver to our stockholders a proxy statement containing the information required by the rules under the Securities Exchange Act of 1934.   We have also agreed with the representatives of the underwriters that for the period ending on the consummation of a business combination, we will comply with the rules and regulations under the Exchange Act prescribing the requirements and filing deadlines for current reports on Form 8-K and will file reports on Form 6-K complying with those rules and regulations.  We will also furnish to US shareholders an English language version of our annual financial statements and all other materials regularly provided to other shareholders, and publish an English language version of our interim financial statements filed with the SEC.

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

We were formed on August 18, 2006 to serve as a vehicle to effect a merger, capital stock exchange, asset acquisition or other similar business combination with one or more operating businesses in PRC.   We intend to utilize cash derived from the proceeds of our IPO, which was completed in July 2007, our capital stock, debt or a combination of cash, capital stock and debt, in effecting a business combination.

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

For the year ended December 31, 2008, we had a net loss of $155,313 derived from interest income of $840,178 offset by $995,491 of operating expenses.

For the year ended December 31, 2007, we had net income of $845,500 derived from interest income of $964,752 offset by $119,252 of formation costs and operating expenses.

For the period from August 18, 2006 (inception) to December 31, 2008, we had net income of $685,501 attributable to investment income and formation costs and operating expenses.

On July 23, 2007, we consummated our IPO and raised net proceeds of $71,840,000.  On consummation of our IPO, $70,735,000 of the net proceeds (plus $2,000,000 we received  from the sale of insider units) was deposited in trust, with the remaining net proceeds ($1,465,000) becoming available to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.  We intend to utilize our cash, including the funds held in the trust fund, capital stock, debt or a combination of the foregoing to effect a business combination.  To the extent that our capital stock or debt securities are used in whole or in part as consideration to effect a business combination, the proceeds held in the trust fund as well as any other available cash will be used to finance the operations of the target business.

We believe that the funds available to us outside of the trust account (originally $1,465,000) will be sufficient to allow us to operate until July 23, 2009, assuming that a business combination is not consummated during that time.  Over this time period, we will be using these funds for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating the business combination. We anticipate that we will incur approximately $400,000 of expenses for legal, accounting and other third-party expenses attendant to the due diligence investigations, structuring and negotiating of a business combination, $180,000 for the administrative fee payable to Cathay Fortune Corp. ($7,500 per month for 24 months), $250,000 of expenses for the due diligence and investigation of a target business by our officers, directors and existing stockholders, $100,000 of expenses in legal and accounting fees relating to our SEC reporting obligations and $535,000 for general working capital that will be used for miscellaneous expenses, taxes and reserves, including approximately $120,000 for director and officer liability insurance premiums.  We do not believe we will need to raise additional funds following the IPO in order to meet the expenditures required for operating our business. However, we may need to raise additional funds through a private offering of debt or equity securities if such funds are required to consummate a business combination that is presented to us, although we have not entered into any such arrangement and have no current intention of doing so.

Commencing on July 23, 2007 and ending on the acquisition of a target business or our liquidation, we began incurring a fee from Cathay Fortune Corp., an affiliate of our officers and directors, of $7,500 per month for providing us with office space and certain general and administrative services. Additionally, prior to the date of our IPO, Bo Yu advanced an aggregate of $125,000 to us for payment of offering expenses on our behalf.  This loan was repaid following our initial public offering from the proceeds of the offering.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

Our current directors and executive officers are as follows:

Name	Age	Position

Bo Yu	42	Chairman of the Board of Directors and Chief Executive Officer
Yufeng Zhang	33	Chief Financial Officer, Secretary, Treasurer and Director
Aidan Stretch	41	Director
James Walsh	41	Director

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

Compensation Discussion and Analysis

Overall, following our initial business combination, if any, we will seek to provide total compensation packages that are competitive in terms of potential value to our executives, and which are tailored to the unique characteristics and needs of our company within our industry in order to create an executive compensation program that will adequately reward our executives for their roles in creating value for our shareholders.  We intend to be competitive with other similarly situated companies in our industry following completion of our initial business combination.  The compensation decisions regarding our executives will be based on our need to attract individuals with the skills necessary for us to achieve our business plan, to reward those individuals fairly over time, and to retain those individuals who continue to perform at or above our expectations.

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

Employees

We have two executive officers. These individuals are not obligated to devote any specific number of hours to our matters and intend to devote only as much time as he deems necessary to our affairs. The amount of time they will devote in any time period will vary based on whether a target business has been selected for the business combination and the stage of the business combination process the company is in. Accordingly, once management locates a suitable target business to acquire, they will spend more time investigating such target business and negotiating and processing the business combination (and consequently spend more time to our affairs) than they would prior to locating a suitable target business.  It is our expectation that Messrs. Yu and Zhang will devote an average of approximately 10 hours per week to our business.  We do not have any full time employees prior to the consummation of a business combination.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of June 23, 2009 by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

•	Each of our officers and directors; and

•	All our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership		Percent of Class
Bo Yu (2)	2,148,438	(3)	18.0%
Yufeng Zhang	210,938		1.8%
Aidan Stretch (4)	117,187		*
James Walsh (4)	117,187		*
David M. Knott (5)	600,000	(6)	5.0%
Farallon Partners, LLC (7)	600,000	(8)	5.0%
HBK Investments L.P.	1,196,800	(9)	9.9%
Arrowgrass Capital Partners LP (10)	700,000		5.8%
All directors and executive officers as a group (four individuals)	2,593,750	(3)	21.7%

*Less than one percent.

(1)	Unless otherwise indicated, the business address of each of the individuals is Jinmao Tower, 88 Century Boulevard, Suite 4403, Pudong, Shanghai, People’s Republic of China 200121.

(2)	Mr. Yu has been our chairman of the board and chief executive officer since our inception.

(3)	Does not include 250,000 ordinary shares issuable upon exercise of warrants included within the insider units that are not exercisable and will not become exercisable within 60 days.

(4)	The business address of these individuals is 1700 Seventh Avenue, Suite 2100, Seattle, Washington 98101.

(5)	The business address of Mr. Knott is 485 Underhill Boulevard, Suite 205, Syosset, New York 11791.

(6)
Represents 480,000 shares beneficially held by Dorset Management Corporation and 120,000 shares owned by Ostra Capital Partners, L.P. (“Ostra”).  The general partner of Ostra is Ostra GP, LLC and the manager of Ostra GP, LLC is an individual employed by one or more entities controlled by David M. Knott. Mr. Knott is the president of Dorset Management Corporation. The address of Dorset Management Corporation is the same as that for Mr. Knott, above. The foregoing information was derived from a Schedule 13G filed with the SEC on July 23, 2007, as amended on February 17, 2009.

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

(9)
Represents 1,196,800 shares over which HBK Investments L.P. (“Investments”), HBK Services LLC (“Services”), HBK Partners II L.P. (“Partners”), HBK Management LLC (“Management”) and HBK Master Fund L.P. (“Master Fund”) each have shared voting and dispositive power. Investments has delegated discretion to vote and dispose of the Securities to Services. Services may, from time to time, delegate discretion to vote and dispose of certain of the Securities to HBK New York LLC, HBK Virginia LLC, HBK Europe Management LLP and/or HBK Hong Kong Ltd. (collectively, the “Subadvisors”). Each of Services and the Subadvisors is under common control with Investments.  The address of the principal business office for each Reporting Person is as follows: HBK Investments L.P.: 2101 Cedar Springs Road, Suite 700, Dallas, Texas 75201;  HBK Services LLC: 2101 Cedar Springs Road, Suite 700, Dallas, Texas 75201; HBK New York LLC: 350 Park Avenue, 20th Floor, New York, New York 10022: HBK Partners II L.P.: 2101 Cedar Springs Road, Suite 700, Dallas, Texas 75201; HBK Management LLC: 2101 Cedar Springs Road, Suite 700, Dallas, Texas 75201;  HBK Master Fund L.P.: c/o HBK Services LLC, 2101 Cedar Springs Road, Suite 700, Dallas, Texas 75201. The foregoing information was derived from a Schedule 13G filed with the SEC on January 1, 2009.

(10)
Represents shares beneficially owned by Arrowgrass Capital Partners (US), LP,  a Delaware limited partnership (“ACP”).  Arrowgrass Capital Services (US), Inc., a Delaware corporation (“ACS”),  is the general partner of ACP and has power to direct the affairs of ACP including decisions with respect to the sale of the shares.  ACP and ACS have shared voting and dispositive power.  The business address for each of ACP and ACS is 245 Park Avenue, New York, New York 10167.   The foregoing information was derived from a Schedule 13G filed with the SEC on June 15, 2009.

All of the ordinary shares issued prior to our IPO have been placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent, until (i) nine months after the consummation of a business combination with respect to half of such shares and (ii) one year after the consummation of a business combination with respect to the remainder of such shares. These shares may be released from escrow earlier than such dates if, within the first year after we consummate a business combination, we consummate a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property. Additionally, if holders of more than 20% of the shares sold in the IPO  vote against a proposed business combination and seek to exercise their conversion rights and such business combination is consummated, our initial shareholders have agreed to forfeit and return to us for cancellation a number of shares so that the existing shareholders will collectively own no more than 23.81% of our outstanding ordinary shares upon consummation of such business combination (without giving effect to any shares that may be issued in the business combination).  During the escrow period, the holders of these securities will not be able to sell or transfer their securities except to their spouses and children or trusts established for their benefit, but will retain all other rights as our shareholders, including, without limitation, the right to vote their ordinary shares and the right to receive cash dividends, if declared.  If dividends are declared and payable in ordinary shares, such dividends will also be placed in escrow.  If we are unable to effect a business combination and liquidate, none of our existing shareholders will receive any portion of the liquidation proceeds with respect to their initial shares.

Bo Yu purchased an aggregate of 250,000 insider units (for an aggregate purchase price of $2,000,000) from us. The insider units and underlying securities are identical to the units and underlying securities offered in the IPO except that if we call the warrants for redemption, the warrants underlying the insider units may be exercisable on a cashless basis at the holder’s option (except in the case of a forced cashless exercise upon our redemption of the warrants, as described below) so long as such warrants are held by Mr. Yu or his affiliates. Additionally, Mr. Yu has waived his right to receive distributions upon our liquidation prior to a business combination with respect to the securities underlying the insider units. Furthermore, he has agreed that the insider units and underlying securities will not be sold or transferred by him until after we have completed a business combination.

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

The holders of the majority of these shares are entitled to demand that we register these shares pursuant to an agreement signed prior to the date of the IPO.   The holders of the majority of these shares may elect to exercise these registration rights at any time commencing three months prior to the date on which these ordinary shares are released from escrow.  In addition, these shareholders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of a business combination.  We will bear the expenses incurred in connection with the filing of any such registration statements.

Bo Yu purchased the 250,000 insider units (for an aggregate purchase price of $2,000,000, or $8.00 per unit) from us.  This purchase took place on a private placement basis simultaneously with the consummation of the initial public offering.  The purchase price for the insider units was delivered to Graubard Miller, our counsel in connection with the IPO, who is also acting as escrow agent in connection with the private sale of insider units.  Continental Stock Transfer & Trust Company deposited the $2,000,000purchase price for these units into the trust fund simultaneously with the consummation of the offering.   The insider units are identical to the units offered in the IPO except that if we call the warrants for redemption, the warrants underlying the insider units may be exercised on a cashless basis at the holder’s option (except in the case of a forced cashless exercise on our redemption of the warrants) so long as such warrants are held by Mr. Yu or his affiliates.  Additionally, Mr. Yu has waived his right to receive distributions on our liquidation prior to a business combination with respect to the securities underlying the insider units.  Furthermore, he has agreed that the insider units and underlying securities will not be sold or transferred by him until after we have completed a business combination.

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

Other than the $7,500 per-month administrative fee and reimbursable out-of-pocket expenses payable to our officers and directors, no compensation or fees of any kind, including finder’s fees, consulting fees or other similar compensation, are being paid to any of our existing shareholders, officers, directors or special advisors or to any of their respective affiliates, for services rendered to us prior to, or in connection with the consummation of our initial business combination (regardless of the type of transaction that it is).

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

	Units		Ordinary Shares		Warrants
	High	Low	High	Low	High	Low
2009:
Second Quarter*	7.50	7.50	7.90	7.70	0.22	0.03
First Quarter	7.50	7.45	8.00	7.40	0.10	0.03

2008:
Fourth Quarter	8.40	7.18	8.00	6.90	0.32	0.03
Third Quarter	8.22	7.97	7.67	7.22	0.82.	0.23
Second Quarter	8.45	7.76	7.45	7.27	1.00	0.58
First Quarter	8.50	8.18	7.40	7.25	1.16	0.95

2007:
Fourth Quarter	8.65	8.18	7.35	7.25	1.45	0.92
Third Quarter	8.60	8.05	7.35	7.17	1.10	0.95

* Through June 24, 2009.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our units, ordinary shares and warrants are traded under the symbols “CFAUF,” “CFAQF” and “CFAWF,” respectively, on the OTC Bulletin Board.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Incorporation

The following represents a summary of certain key provisions of our amended and restated memorandum and articles of association.    The summary does not purport to be a summary of all of the provisions of our memorandum and articles of all relevant provisions of Cayman Islands law governing the management and regulation of Cayman Islands exempted companies.

Register

We are a blank check company incorporated in the Cayman Islands on August 18, 2006 under the Companies Law (2004 Revision) of the Cayman Islands (the “Companies Law”) with company registration number 172599. Our memorandum and articles of association authorizes the issuance of up to 30,000,000 ordinary shares, par value $.0001 per share, and 1,000,000 preferred shares, par value $.0001 per share.

Objects and Purposes

Our memorandum and articles grants us full power and authority to carry out the any objectives not prohibited by the Companies Law or any other law of the Cayman Islands. Our memorandum and articles of association provide that we will continue in existence only until July 23, 2009. If we have not completed a business combination by such date, our corporate existence will cease except for the purposes of winding up our affairs and liquidating.

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

A members requisition is a requisition of members of the Company holding at the date of deposit of the requisition not less than ten per cent in par value of the capital of the Company which as at that date carries the right of voting at general meetings of the Company. The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the registered office, and may consist of several documents in like form each signed by one or more requisitionists.

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

Indemnity

Pursuant to our amended and restated memorandum and articles of association, every director, agent or officer of the Company shall be indemnified by the Company against any liability incurred by him as a result of any act or failure to act in carrying out his functions other than any such liability that he may incur by his own fraud or willful default.  No such director, agent or officer shall be liable to the Company for any loss or damage in carrying out his functions unless that liability arises through the fraud or willful default of such director, agent or officer.

Certain Requirements and Restrictions

Our amended and restated memorandum and articles of association set forth certain requirements and restrictions that shall apply to us until the consummation of a business combination. Specifically, Articles 168 through 171 of our amended and restated articles of association will provide among other things, that:

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

As of December 31, 2008, the Company has not entered into any material contracts.

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

ITEM 15T.	CONTROLS AND PROCEDURES

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

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our chief executive officer and chief financial officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008. Based upon their evaluation, they concluded that our disclosure controls and procedures were effective.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act.

We evaluated and assessed the effectiveness of our internal control over financial reporting as of December 31, 2008.  In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework.   Based on our assessment using those criteria, we concluded that our internal control over financial reporting were effective as of December 31, 2008.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the SEC that permits the company to provide only management’s report in this annual report.

(c)  Changes in Internal Control over Financial Reporting.

During the most recently completed fiscal quarter, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

We do not currently have an audit committee nor do we have an “audit committee financial expert” within the meaning of paragraph (b) of Item 16A.    We do not believe that such an audit committee or audit committee expert is necessary at this stage of our development.   We intend to review this position following our initial business combination.

ITEM 16B.	CODE OF ETHICS

In July 2007, our board of directors adopted a code of ethics that applies to our directors, officers and employees as well as those of our subsidiaries. Requests for copies of our code of ethics should be sent in writing to China Fortune Acquisition Corp., Jinmao Tower, 88 Century Boulevard, Suite 4403, Pudong, Shanghai, People’s Republic of China.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed for the last fiscal year for professional services rendered by our auditor are as follows:

	2007		2008
Audit Fees		$27,500	$7,500
Audit-Related Fees		$27,500	$3,500
Tax Fees	$		$-
All Other Fees	$		$-

Audit fees represent fees for professional services related to the audit of our financial statements for the fiscal years ended December 31, 2007 and December 31, 2008.  Audit-related fees represent fees for professional services related to the filing of our registration statement with the SEC and the review of our interim financial statements.

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

ITEM 16E.                 PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.                 CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.                 CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.                 FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.                 FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Form of Underwriting Agreement.*
1.2	Form of Selected Dealers Agreement.*
3.1	Memorandum and Articles of Association.**
4.1	Specimen Unit Certificate.*
4.2	Specimen Ordinary Share Certificate.*
4.3	Specimen Warrant Certificate.*
4.4	Form of Unit Purchase Option to be granted to Representative.*
4.5	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant.*
10.1	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Bo Yu.*
10.2	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Gang Chen.*
10.3	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Yufeng Zhang.*
10.4	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Aidan Stretch.*
10.5	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and James Walsh.*
10.6	Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Registrant.*
10.7	Form of Stock Escrow Agreement between the Registrant, Continental Stock Transfer & Trust Company and the Initial Stockholders.*
10.8	Form of Letter Agreement between Cathay Fortune Corp. and Registrant regarding administrative support.*
10.9	Form of Promissory Note, dated as of September 8, 2006, issued to Cathay Fortune Corp.*
10.10	Form of Registration Rights Agreement among the Registrant and the Initial Stockholders.*
10.11	Form of Subscription Agreement among the Registrant, EarlyBirdCapital, Inc., Graubard Miller and Bo Yu.*
31.1	Certification of the Chief Executive Officer Pursuant to Rule 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as Amended

31.2	Certification of the Chief Financial Officer Pursuant to Rule 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as Amended
32.1	Certification of the Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Incorporated by reference to the Registrant's Form F-1 (Commission File No. 333-137797)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA FORTUNE ACQUISITION CORP.

	By:	/s/ Yufeng Zhang
Yufeng Zhang
Dated: June 30, 2009		Chief Financial Officer, Secretary and Treasurer

CHINA FORTUNE ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)

INDEX TO FINANCIAL STATEMENTS

Page

Reports of Independent Registered Public Accounting Firm	F-2

Financial Statements
Balance Sheet	F-4
Statements of Operations	F-5
Statements of Changes in Shareholders’ Equity	F-6
Statements of Cash Flows	F-7
Notes to Financial Statements	F-8 – F-13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
China Fortune Acquisition Corp
(a corporation in the development stage)
Cayman Islands.

We have audited the accompanying balance sheet of China Fortune Acquisition Corp. as of December 31, 2008 and the related statements of operations, stockholders’ equity, and cash flows for the year then ended and the amounts included in the cumulative columns in the statements of operations and cash flows for the year ended December 31, 2008.   China Fortune Acquisition Corp.’s management is responsible for these financial statements.   Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of China Fortune Acquisition Corp. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended and the amounts included in the cumulative columns in the statements of operations and cash flows for the year ended Decemer 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ Rotenberg & Co LLP

 Rotenberg & Co LLP
Rochester, New York
June 23, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
China Fortune Acquisition Corp.

We have audited the accompanying balance sheet of China Fortune Acquisition Corp. (a corporation in the development stage) as of December 31, 2007, and the related statements of operations, changes in shareholders’ equity and cash flows for the year then ended and for the period from August 18, 2006 (inception) through December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of China Fortune Acquisition Corp. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended and for the period from August 18, 2006 (inception) through December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ UHY LLP

Albany, New York
June 13, 2008

CHINA FORTUNE ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
BALANCE SHEETS
December 31, 2008 and 2007

	2008	2007
ASSETS

CURRENT ASSETS
Cash	$210,286	$1,281,727
Investments held in Trust Account	74,179,930	73,339,752
Prepaid expenses	217,641	133,542
Total current assets	74,607,857	74,755,021

Total assets	$74,607,857	$74,755,021

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accrued expenses	$16,250	$8,102
Deferred underwriters fees	1,875,000	1,875,000

Total current liabilities	1,891,250	1,883,102

Ordinary shares, subject to possible conversion, 2,811,563 shares at conversion value	22,253,971	22,001,918

Total liabilities	24,145,221	23,885,020

SHAREHOLDERS' EQUITY
Preferred shares, $.0001 par value Authorized 1,000,000 shares; none issued	-	-
Ordinary shares, $.0001 par value Authorized 30,000,000 shares Issued and outstanding 11,978,750 shares	1,197	1,197
Additional paid-in capital	49,775,938	50,027,990
Earnings accumulated during the development stage	685,501	840,814

Total shareholders' equity	50,462,636	50,870,001

Total liabilities and shareholders’ equity	$74,607,857	$74,755,021

See notes to financial statements.

CHINA FORTUNE ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
STATEMENTS OF OPERATIONS
For the Year ended December 31, 2008 and for the Periods From
August 18, 2006 (Inception) to December 31, 2008 and 2007

			Period from August 18, 2006
			(inception) to December 31,
	2008	2007	2008

Investment income	$840,178	$964,752	$1,804,930

Formation costs and operating expenses	995,491	119,252	1,119,429

Net income (loss) before income taxes	(155,313)	845,500	685,501

Provision for income taxes	-	-	-

Net income (loss)	$(155,313)	$845,500	$685,501

Weighted average shares outstanding (basic and diluted)	9,504,587	6,615,668	6,175,672

Basic and diluted net income (loss) per share	$(0.02)	$0.13	$0.11

See notes to financial statements.

CHINA FORTUNE ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Years ended December 31, 2008and 2007 and for the Period From
August 18, 2006 (Inception) to December 31, 2008

				Earnings
				(Deficit)
				Accumulated
			Additional	During the
	Ordinary Shares		Paid-in	Development	Shareholders'
	Shares	Amount	Capital	Stage	Equity

Balance at August 18, 2006 (inception)	-	$-	$-	$-	$-

Common shares issued to initial stockholders at $0.01 per share	2,343,750	234	24,766	-	25,000

Net loss for the period	-	-	-	(4,686)	(4,686)

Balance at December 31, 2006	2,343,750	234	24,766	(4,686)	20,314

Sale of 9,375,000 units, net of underwriters discount and offering expense (includes 2,811,563 shares subject to possible redemption)	9,375,000	938	70,005,067	-	70,006,005

Proceeds subject to possible conversion of 2,811,563 shares	-	-	(21,705,266)	-	(21,705,266)

Proceeds from issuance of underwriter purchase option	-	-	100	-	100

Proceeds from private placement of insider units	250,000	25	1,999,975	-	2,000,000

Accretion of trust relating to ordinary shares subject to possible redemption	-	-	(296,652)	-	(296,652)

Net income for 2007	-	-	-	845,500	845,500

Balance at December 31, 2007	11,968,750	$1,197	$50,027,990	$840,814	$50,870,001

Accretion of trust relating to ordinary shares subject to possible redemption	-	-	(252,053)	-	(252,053)

Net loss for 2008	-	-	-	(155,313)	(155,313)

Balance at December 31, 2008	11,968,750	1,197	49,775,937	$685,501	$50,462,635
See notes to financial statements.

CHINA FORTUNE ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
STATEMENTS OF CASH FLOWS
For the Years ended December 31, 2008 and 2007 and for the Period From
August 18, 2006 (Inception) to December 31, 2008

				Period from August 18, 2006
				(inception) to December 31,
	2008		2007	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(155,313)		$845,500	$685,501
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Change in operating assets and liabilities:
Prepaid expenses	(84,099)		(133,542)	(217,641)
Accrued expenses	8,148		3,641	16,250

Net cash provided by (used in) operating activities	(231,264)		715,599	484,110

CASH FLOWS FROM INVESTING ACTIVITIES
Cash held in trust account	(840,177	) )	(73,339,752)	(74,179,929)

Net cash used in investing activities	(840,177	) )	(73,339,752)	(74,179,929)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of ordinary shares to founding shareholders	-		-	25,000
Proceeds from notes payable, related party	-		-	125,000
Repayment of notes payable, related party	-		(125,000)	(125,000)
Payment of deferred offering costs	-		-	(113,765)
Proceeds from initial public offering, net of offering expenses	-		71,994,770	71,994,770
Proceeds from issuance of underwriter purchase option	-		100	100
Proceeds from private placement of insider units	-		2,000,000	2,000,000

Net cash provided by financing activities	-		73,869,870	73,906,105

Increase / (decrease) in cash	(1,071,441)		1,245,717	210,286

Cash, beginning of period	1,281,727		36,010	-

Cash, end of year	$210,286		$1,281,727	$210,286

Interest paid	-0-		-0-	-0-
Taxes paid	-0-		-0-	-0-

See notes to financial statements.

CHINA FORTUNE ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

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

All activity through December 31, 2008 relates to the Company’s formation, the public offering described below and efforts to consummate a business combination.  The Company has selected December 31 as its fiscal year-end.

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
December 31, 2008

NOTE 1 — ORGANIZATION AND BUSINESS OPERATIONS (Continued)

With respect to a Business Combination which is approved and consummated, any Public Shareholder who voted against the Business Combination may demand that the Company convert his or her shares.  The per share conversion price will equal the amount in the Trust Account, calculated as of two business days prior to the consummation of the proposed Business Combination, divided by the number of ordinary shares held by Public Shareholders at the consummation of the Offering.  Accordingly, Public Shareholders holding 29.99% of the aggregate number of shares owned by all Public Shareholders may seek conversion of their shares in the event of a Business Combination.  Such Public Shareholders are entitled to receive their per share interest in the Trust Account computed without regard to the shares held by Initial Shareholders.  Accordingly, a portion of the net proceeds from the Offering (29.99% of the amount held in the Trust Account, $22,253,971) has been classified as ordinary shares subject to possible redemption on the accompanying balance sheet.

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

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Cash and cash equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Fair value of financial instruments

For certain of the Company’s financial instruments, including cash and cash equivalents, investments held in trust account, prepaid expenses, and accrued expenses, the carrying amounts approximate fair values due to their short maturities.

Investment Held in Trust

The Trust Account at December 31, 2008 is comprised of U.S Treasury Bills carried at market. Such securities generate current income which is exempt from federal income tax.

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

 Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issuance of ordinary shares that then shared in the earning of the Company.  Diluted earnings per share are the same as the basic earnings per share for the year ended December 31, 2008 because the anti-diluted effect of securities and other contracts to issue ordinary shares

Earning per share for the year ended December 31, 2008 attributable to ordinary shares subject to possible redemption approximated ($0.02) per ordinary share.

CHINA FORTUNE ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

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

Income Tax

The Company is incorporated in Cayman Islands and has no US taxation liabilities as of December 31, 2008.

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

In March 2008, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”.  SFAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities.  SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 with early application encouraged.  As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2009.  The Company is currently evaluating the impact of SFAS 161 on its consolidated financial statements but does not expect it to have a material effect.

In May 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (“SFAS”) No. 162, "The Hierarchy of Generally Accepted Accounting Principles”.  SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States.  SFAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company is currently evaluating the impact of SFAS 162 on its consolidated financial statements but does not expect it to have a material effect.

In May 2008, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 163, "Accounting for Financial Guarantee Insurance Contracts—an interpretation of FASB Statement No. 60" (“SFAS 163”).  SFAS 163 interprets Statement 60 and amends existing accounting pronouncements to clarify their application to the financial guarantee insurance contracts included within the scope of that Statement.  SFAS 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years.  As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2009.  The Company is currently evaluating the impact of SFAS 163 on its consolidated financial statements but does not expect it to have a material effect.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

CHINA FORTUNE ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

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
December 31, 2008

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

NOTE 5 — NOTE PAYABLE, RELATED PARTY

At inception, the Company issued a $125,000 unsecured promissory note to Mr. Bo Yu, the Company’s Chairman and Chief Executive Officer.  The note was non-interest bearing was repaid from proceeds of the public offering.  Due to the short-term nature of the note, the fair value of the note approximates its carrying amount.

NOTE 6 — COMMITMENTS

The Company occupies office space provided by an affiliate of the Company’s officers and directors.  Such affiliate agreed that, until the Company consummates a Business Combination or its liquidation, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time.  The Company has agreed to pay such affiliate $7,500 per month for such services commencing on July 17, 2007. Expense under the arrangement approximated $90,000 during the year ended December 31, 2008.

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
December 31, 2008

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